October 13, 2009

By U.S. Mail and Facsimile (202) 362-2902

Duffield J. Seyller, III
President and Chief Executive Officer
Harvard Illinois Bancorp, Inc.
58 North Ayer Street
Harvard, Illinois 60033

Re: Harvard Illinois Bancorp, Inc.
Registration Statement on Form S-1
Filed September 15, 2009
File No. 333-61931

Dear Mr. Seyller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on This Filing

1.   Please advise the staff as to the aggregate amount of outstanding certificates of deposit which have a principal amount of less than $100,000 but more than $95,000.

Inside Cover Page

2.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Summary, page 1

3.   Please summarize the opinion of counsel with regard to the material tax consequences of the transaction.

How We Intend to Use the Proceeds From the Offering, page 4

4.   Please discuss briefly how the distribution of the net proceeds will be different if the net proceeds are significantly less than $11.8 million.

5.   Please revise the disclosure regarding the distribution of proceeds invested in Harvard Savings Bank and the amounts to be retained by Harvard Illinois Bancorp, Inc. to be consistent with the amounts and percentages presented on page 22 under the same title.

6.   Please expand the disclosure on page 22 if amounts invested in Harvard Savings Bank will be used to repay short-term borrowings.

Benefits to Management and Potential Dilution to Stockholders…, page 5

7.   Revise this section to clarify the impact of conducting the vote on your equity incentive plans prior to 12 months after the conversion.

Risk Factors, page 9

8.   Add a risk factor to discuss the fact that your counsel is not able to give an unqualified opinion with regard to the tax consequences of the receipt of the subscription rights by eligible parties.

9.   Revise this section to add a risk factor that discusses your history of losses and your adverse performance metrics, including your high efficiency ratio.

The current economic downturn has adversely impacted our operations…, page 9

10.   Insofar as the information is available and is material, please quantify the extent to which local real estate values, both residential and commercial, have declined.

We have increased our emphasis on commercial real estate…, page 9

11.   Please quantify the extent to which you have increased the emphasis on commercial real estate and commercial and industrial loans in your portfolio. Also, disclose any material exposures to single borrowers.

Future changes in interest rates could reduce our profits, page 10

12.   Please quantify the extent to which your net interest income currently remains vulnerable to changes in interest rates.

Pro Forma Data, pages 28-33

13.   Please tell us how you determined the consolidated net income line item titled "pro forma stock option adjustment" for the fiscal year ended December 31, 2008 based upon the sale of shares at the minimum offering level of 807,500.

14.   Please expand notes (2) to tables presented to state the interest rate on the note to the ESOP plan from Harvard Illinois Bancorp, Inc.

Market Area and Competition, page 54

15.   The disclosure regarding demographics of McHenry and Grundy counties appears to be more upbeat than the more detailed and nuanced discussion found beginning on page II.5 of the appraisal report. For example, the appraisal report notes that the average annual population growth of 2.7% in McHenry County is due primarily to expansion in the eastern part of the county, while the town of Harvard and its surrounding area has a "relatively small" population base, which "is viewed as somewhat limited in terms of providing growth opportunities for the company." Please revise this disclosure to make the picture of the market area more exact, or tell us why such revision is unnecessary.

Lending Activities

Loan Portfolio Composition, page 55

16.   We note that a significant portion (i.e. in excess of 9%) of the company's loan portfolio is in the form of home equity loans. A decline in the value of assets serving as collateral for these types of loans may impact your ability to collect on these loans. Please consider disclosing the following:

- the approximate amount (or percentage) of residential mortgage and home equity loans as of the end of the period with loan to value ratios above 100%; and

- how you take into consideration housing price depreciation, and the homeowners' loss of equity in the collateral, in your allowance for loan losses for both residential mortgages and home equity loans. Discuss the basis for your assumptions about housing price depreciation.

Non-Performing Assets, pages 67-69

17.   We note the continued deterioration in the credit quality of your loan portfolio during the fiscal 2008 period and into fiscal 2009, which has resulted in a significant increase in nonperforming loans and assets. We note that the increase in nonperforming loans has come from the one to four family real estate and commercial loans categories. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your filing to address the following:

- The processes taken by management in identifying potential problem loans;
- The steps taken in identifying the nature and type of underlying collateral supporting these loans;
- How management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed);
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc); and
- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Benefit Plans, page 96

18.   For each of the employment, change-in-control, and salary continuation agreements, please quantify the total termination benefits as of a recent date.

Transactions with Certain Related Persons, page 102

19.   With respect to the loans listed in the table at the bottom of page 102, please state, as appropriate, that such loans are current and that repayment is proceeding according to the terms of the loans, and disclose any exceptions to that statement.

Determination of Share Price and Number of Shares to be Issued, page 107

20.   Revise this section to discuss all the factors noted by RP Financial in its appraisal that lead it to value Harvard Illinois at a discount to its peers. In particular, we note the discussion in section IV of the appraisal.

Description of Capital Stock, page 132

General

21.   Please revise the number of authorized shares to be consistent with the amount of shares shown in the capitalization table on page 26.

Where You Can Find Additional Information, page 134

22.   Please tell us why the company is planning to register its common stock under Section 12(b) of the Securities Exchange Act, if the company does not intend for the stock to be listed on a national exchange.

Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Recent and Future Accounting Requirements, pages F-14 – F-17

23.   The staff notes the last paragraph of the disclosure that states that the company will adopt the new standards as of June 30, 2009, and does not expect the adoption to have a material impact on its consolidated financial statements. Please update the disclosure to state the effect of adoption of the three FASB Staff Positions as of June 30, 2009 on the company's consolidated financial statements.

Note 15: Disclosures About Fair Value of Assets and Liabilities

Securities, F-41

24.   Please expand the disclosure to clearly explain the type of valuation model used in estimating the fair value of your state and political subdivisions held in the available for sale securities category pursuant to paragraph 32 of SFAS 157.

Exhibits

25.   Please file the merger agreement with Morris Building & Loan, s.b.

Exhibit 8

26.   We note that a form of federal tax opinion has been filed. Please file a signed opinion as soon as possible.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Kip A. Weissman, Esq.
Robert P. Pomerenk, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015